NEWS RELEASE

March 31, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

Almaden Minerals Ltd. Announces Closing of Private Placement

Almaden Minerals Ltd. (the “Company”) announces that it has closed a Private Placement of 226,316 Units at a price of $0.95 per Unit.  Each Unit consists of one flow-through common share and one half of a non-flow-through common share purchase warrant with each whole warrant entitling the holder to purchase one additional non-flow-through common share at a price of $1.15 per share for a period of 1 year from the Closing.

A commission of 3.5% is payable to National Bank Financial Ltd. for 200,000 of the total Units realized from the placement, by way of 7,000 non-flow-through shares.

The Placement closed March 31, 2009.

The funds generated from the placement are to be used by the Company to fund its portion of the proposed continued exploration of the ATW diamond exploration project.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.